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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934



                         DUSA Pharmaceuticals, Inc.
                              (Name of Issuer)

                              Common Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                 266898105
                              (CUSIP Number)

                              Carolyn S. Reiser
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              July 10, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /XX/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 266898105                                    Page 2 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bulldog Capital Management Limited Partnership
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 121,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  460,500
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  121,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              460,500
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     581,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /  /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN and IA
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 266898105                                    Page 3 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bulldog Capital Management, Inc.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 121,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  460,500
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  121,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              460,500
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     581,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 266898105                                    Page 4 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bulldog Capital Partners Limited Partnership
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  421,833
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              421,833
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     421,833
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 266898105                                    Page 5 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bulldog Investment Partners Limited Partnership
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  38,667
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              38,667
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,667
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 266898105                                    Page 6 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Ronald J. Pollack
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 121,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  460,500
- -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  121,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              460,500
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     581,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 266898105                                    Page 7 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Brandon L. Marion
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 121,000
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  460,500
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  121,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              460,500
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     581,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 266898105                                    Page 8 of 13 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of DUSA Pharmaceuticals, Inc., a New Jersey corporation ("DUSA"). The principal executive office of DUSA is located at 6870 Goreway Drive, Mississauga, Ontario L4V 1P1, Canada.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Bulldog Capital Management Limited Partnership, a Delaware limited partnership ("BCM"); Bulldog Capital Management, Inc., a Florida corporation ("Inc"); Ronald J. Pollack ("R. Pollack"); Brandon L. Marion ("Marion"); Mireille C. Pollack ("M. Pollack"); Bulldog Capital Partners Limited Partnership, a Delaware limited partnership ("Capital"); and Bulldog Investment Partners Limited Partnership, a Delaware limited partnership ("Investment").

     (b) The business address of BCM, Inc., R. Pollack, M. Pollack, Marion, Capital and Investment is 33 Garden Avenue North, Suite 750, Clearwater, Florida 34615.

     (c) BCM is an investment adviser. Inc. is the general partner of BCM. Marion is designated as "President" of BCM. R. Pollack and M. Pollack are the executive officers and directors of Inc. BCM is the general partner of Capital and Investment, which are investment limited partnerships.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  R. Pollack and Marion are citizens of the United States of America.
M. Pollack is a citizen of Belgium.

                               SCHEDULE 13D

CUSIP No. 266898105                                    Page 9 of 13 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

BCM            Funds Under Management (1)    $3,474,406
Capital        Working Capital               $2,822,172
Investment     Working Capital               $  287,265

(1)  Includes funds invested by Capital and Investment in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The total ownership of the Stock by the filing group at the date hereof is 581,500 shares, which represents 6.2% of the total shares of Stock outstanding.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

            Aggregate
            Beneficially
            Owned               Voting Power             Dispositive Power
Name      Number    Percent   Sole      Shared         Sole           Shared

BCM         581,500   6.2     121,000   460,500        121,000        460,500
Inc         581,500   6.2     121,000   460,500        121,000        460,500
Capital     421,833   4.5       -0-     421,833          -0-          421,833
Investment   38,667   0.4       -0-      38,667          -0-          38,667
R. Pollack  581,500   6.2     121,000   460,500        121,000        460,500
Marion      581,500   6.2     121,000   460,500        121,000        460,500

                               SCHEDULE 13D

CUSIP No. 266898105                                    Page 10 of 13 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since May 10, 1996:

          Purchase                 Number         Price         Broker
Name      or Sale   Date           of Shares      Per Share     Used

Capital        P    6/7/96          9,000         $9.81         Bear
Capital        S    6/7/96          4,000         $9.87         Herzog
Capital        S    6/25/96        10,000         $8.87         Nordberg
Investment     S    6/26/96         3,000         $8.87         Baird
BCM            S    6/26/96         2,000         $8.87         Baird
Capital        P    6/28/96        12,000         $8.83         Rice
BCM            P    6/28/96         1,000         $9.08         Rice
Capital        S    7/1/96          3,667         $6.87         Furman
Investment     P    7/1/96          3,667         $6.87         Furman
Capital        P    7/10/96        14,000         $7.13         Meyers
Investment     P    7/10/96         8,000         $7.13         Meyers
BCM            P    7/10/96        18,000         $7.10         Meyers
BCM            P    7/12/96         5,000         $6.25         Herzog
Investment     P    7/12/96         5,000         $6.25         Meyers
Capital        P    7/12/96        10,000         $6.25         Herzog
Capital        P    7/23/96         5,000         $5.55         ITGI
BCM            P    7/23/96         5,000         $5.55         ITGI
Capital        P    7/25/96         5,000         $5.38         Rice
Capital        P    7/26/96        35,000         $6.00         Shaw
Capital        S    7/26/96         7,000         $5.75         Rice
Capital        P    7/30/96         2,000         $6.07         Banyan
BCM            P    7/31/96         5,000         $5.89         Balis
Capital        P    7/31/96        15,000         $5.74         Balis/Sunrise
BCM            S    8/1/96          2,000         $5.62         Banyan



     Baird -    Patrick Baird
     Balis -    Balis, Firestone Lewittes & Coleman
     Banyan -   Banyan Securities
     Bear -     Bear, Stearns
     Furman -   Furman Selz
     Herzog -   Herzog Securities
     ITGI -     Investment Technology
     Meyers -   M. H. Meyerson
     Nordberg - Nordberg Capital
     Rice -     Rice Volker
     Shaw -     D.E. Shaw
     Sunrise -  Sunrise Securities

SCHEDULE 13D

CUSIP No. 266898105                                    Page 11 of 13 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

BCM is the general partner of Capital and Investment, pursuant to limited partnership agreements providing to BCM the authority, among other things, to invest the funds of Capital and Investment in the Stock, to vote and dispose of those securities and to file this statement on behalf of Capital and Investment. Pursuant to those limited partnership agreements, BCM is entitled to fees based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, BCM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to BCM based on assets under management and realized and unrealized gains, if certain conditions are met.

                               SCHEDULE 13D

CUSIP No. 266898105                                    Page 12 of 13 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    September __, 1996.


BULLDOG CAPITAL MANAGEMENT LIMITED PARTNERSHIP

     By:  Bulldog Capital Management, Inc., General Partner
          By:    /s/ Ronald J. Pollack
               President

BULLDOG CAPITAL PARTNERS LIMITED PARTNERSHIP

     By:  Bulldog Capital Management Limited Partnership, General Partner
          By:  Bulldog Capital Management, Inc., General Partner
               By:    /s/ Ronald J. Pollack
                    President

BULLDOG INVESTMENT PARTNERS LIMITED PARTNERSHIP

     By:  Bulldog Capital Management Limited Partnership, General Partner
          By:  Bulldog Capital Management, Inc., General Partner
               By:    /s/ Ronald J. Pollack
                    President

    /s/ Ronald J. Pollack
     Ronald J. Pollack

    /s/ Brandon L. Marion
     Brandon L. Marion

                               SCHEDULE 13D

CUSIP No. 266898105                                    Page 13 of 13 Pages

                                   EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of DUSA Pharmaceuticals, Inc., a New Jersey corporation. For that purpose, the undersigned hereby constitute and appoint Bulldog Capital Management Limited Partnership, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    September __, 1996.

BULLDOG CAPITAL MANAGEMENT LIMITED PARTNERSHIP

     By:  Bulldog Capital Management, Inc., General Partner
          By:    /s/ Ronald J. Pollack
               President

BULLDOG CAPITAL PARTNERS LIMITED PARTNERSHIP

     By:  Bulldog Capital Management Limited Partnership, General Partner
          By:  Bulldog Capital Management, Inc., General Partner
               By:    /s/ Ronald J. Pollack
                    President

BULLDOG INVESTMENT PARTNERS LIMITED PARTNERSHIP

     By:  Bulldog Capital Management Limited Partnership, General Partner
          By:  Bulldog Capital Management, Inc., General Partner
               By:    /s/ Ronald J. Pollack
                    President

    /s/ Ronald J. Pollack
     Ronald J. Pollack
    /s/ Brandon L. Marion
     Brandon L. Marion
C:\DMS\3646\010\0177216.02